Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
Unaudited	2021	2020

Revenues (Note 4)	642	606
Fuel and purchased power (Note 5)	243	193
Carbon compliance	50	45
Gross margin	349	368
Operations, maintenance and administration (Note 5)	105	128
Depreciation and amortization	149	156
Asset impairment (reversal) (Note 6)	29	(41)
Taxes, other than income taxes	9	9
Net other operating income	(10)	(10)
Operating income	67	126
Equity income	2	—
Finance lease income	7	1
Net interest expense (Note 7)	(63)	(62)
Foreign exchange gain (loss)	7	(19)
Other gains	1	—
Earnings before income taxes	21	46
Income tax expense (Note 8)	20	2
Net earnings	1	44

Net earnings (loss) attributable to:
TransAlta shareholders	(30)	37
Non-controlling interests (Note 9)	31	7
	1	44

Net earnings (loss) attributable to TransAlta shareholders	(30)	37
Preferred share dividends (Note 17)	—	10
Net earnings (loss) attributable to common shareholders	(30)	27
Weighted average number of common shares outstanding in the period (millions)	270	277
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.11)	0.10

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2021	2020
Net earnings	1	44
Other comprehensive income (loss)
Net actuarial gains on defined benefit plans, net of tax (Note 1B)(1)	37	6
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	(1)	9
Total items that will not be reclassified subsequently to net earnings	36	15
Gains (losses) on translating net assets of foreign operations, net of tax	(13)	96
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax	5	(41)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(3)	(23)	14
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(4)	(18)	(25)
Total items that will be reclassified subsequently to net earnings	(49)	44
Other comprehensive income (loss)	(13)	59
Total comprehensive income (loss)	(12)	103

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(2)	78
Non-controlling interests (Note 9)	(10)	25
	(12)	103
(1) Net of income tax expense of $11 million for the three months ended March 31, 2021 (2020 - $2 million expense).
(2) Net of income tax expense of nil for the three months ended March 31, 2021 (2020 - $1 million expense).
(3) Net of income tax recovery of $8 million for the three months ended March 31, 2021 (2020 - $5 million expense).
(4) Net of reclassification of income tax expense of $5 million for the three months ended March 31, 2021 (2020 - $7 million expense).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	March 31, 2021	Dec. 31, 2020
Cash and cash equivalents	648	703
Restricted cash	53	71
Trade and other receivables	568	583
Prepaid expenses	55	31
Risk management assets (Note 10 and 11)	164	171
Inventory (Note 12)	216	238
Assets held for sale	105	105
	1,809	1,902
Investments	102	100
Long-term portion of finance lease receivables	215	228
Risk management assets (Note 10 and 11)	485	521
Property, plant and equipment (Note 13)
Cost	13,395	13,398
Accumulated depreciation	(7,737)	(7,576)
	5,658	5,822
Right of use assets	132	141
Intangible assets	286	313
Goodwill	463	463
Deferred income tax assets	59	51
Other assets	210	206
Total assets	9,419	9,747

Accounts payable and accrued liabilities	625	599
Current portion of decommissioning and other provisions	47	59
Risk management liabilities (Note 10 and 11)	93	94
Current portion of contract liabilities	2	1
Income taxes payable	21	18
Dividends payable (Note 16 and 17)	37	59
Current portion of long-term debt and lease liabilities (Note 14)	111	105
	936	935
Credit facilities, long-term debt and lease liabilities (Note 14)	3,095	3,256
Exchangeable securities (Note 15)	731	730
Decommissioning and other provisions	554	614
Deferred income tax liabilities	399	396
Risk management liabilities (Note 10 and 11)	63	68
Contract liabilities	13	14
Defined benefit obligation and other long-term liabilities (Note 1B)	251	298
Equity
Common shares (Note 16)	2,894	2,896
Preferred shares	942	942
Contributed surplus	30	38
Deficit	(1,856)	(1,826)
Accumulated other comprehensive income	330	302
Equity attributable to shareholders	2,340	2,352
Non-controlling interests (Note 9)	1,037	1,084
Total equity	3,377	3,436
Total liabilities and equity	9,419	9,747
Significant and subsequent events (Note 3)
Commitments and contingencies (Note 18)

See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
3 months ended March 31, 2021	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance, Dec. 31, 2020	2,896	942	38	(1,826)	302	2,352	1,084	3,436
Net earnings (loss)	—	—	—	(30)	—	(30)	31	1
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	(8)	(8)	—	(8)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(44)	(44)	2	(42)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	37	37	—	37
Intercompany FVOCI investments	—	—	—	—	43	43	(43)	—
Total comprehensive income (loss)	—	—	—	(30)	28	(2)	(10)	(12)
Effect of share-based payment plans	(2)	—	(8)	—	—	(10)	—	(10)
Distributions paid, and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(37)	(37)
Balance, March 31, 2021	2,894	942	30	(1,856)	330	2,340	1,037	3,377

3 months ended March 31, 2020	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2019	2,978	942	42	(1,455)	454	2,961	1,101	4,062
Net earnings	—	—	—	37	—	37	7	44
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	55	55	—	55
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(2)	(2)	—	(2)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	6	6	—	6
Intercompany FVOCI investments	—	—	—	—	(18)	(18)	18	—
Total comprehensive income (loss)	—	—	—	37	41	78	25	103
Common share dividends	—	—	—	(12)	—	(12)	—	(12)
Preferred share dividends	—	—	—	(10)	—	(10)	—	(10)
Shares purchased under NCIB	(14)	—	—	5	—	(9)	—	(9)
Changes in non-controlling interests in TransAlta Renewables (Note 9)	—	—	—	2	—	2	5	7
Effect of share-based payment plans	(4)	—	(14)	—	—	(18)	—	(18)
Distributions paid, and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(26)	(26)
Balance, March 31, 2020	2,960	942	28	(1,433)	495	2,992	1,105	4,097
See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2021	2020
Operating activities
Net earnings	1	44
Depreciation and amortization (Note 19)	204	184
(Gain) loss on sale of assets	(1)	—
Accretion of provisions (Note 7)	7	9
Decommissioning and restoration costs settled	(3)	(4)
Deferred income tax recovery (Note 8)	(3)	(7)
Unrealized (gain) loss from risk management activities	(20)	(53)
Unrealized foreign exchange (gains) losses	(9)	26
Provisions	(4)	—
Asset impairment (reversal) (Note 6)	29	(41)
Equity income, net of distributions from Joint Ventures	(2)	—
Other non-cash items	(14)	6
Cash flow from operations before changes in working capital	185	164
Change in non-cash operating working capital balances	72	50
Cash flow from operating activities	257	214
Investing activities
Additions to property, plant and equipment (Note 13)	(98)	(72)
Additions to intangibles	(1)	(2)
Restricted cash	17	17
Proceeds on sale of property, plant and equipment	4	—
Realized gains (losses) on financial instruments	(2)	3
Decrease in finance lease receivable	10	4
Other	(5)	3
Change in non-cash investing working capital balances	(36)	(48)
Cash flow used in investing activities	(111)	(95)
Financing activities
Net decrease in borrowings under credit facilities (Note 14)	(114)	(101)
Repayment of long-term debt (Note 14)	(18)	(17)
Dividends paid on common shares (Note 16)	(12)	(11)
Dividends paid on preferred shares (Note 17)	(10)	(10)
Repurchase of common shares under NCIB (Note 16)	(4)	(9)
Realized (gains) losses on financial instruments	—	(10)
Distributions paid to subsidiaries' non-controlling interests (Note 9)	(37)	(19)
Repayment of lease liabilities (Note 14)	(2)	(5)
Other	(2)	—
Change in non-cash financing working capital balances	(1)	(14)
Cash flow used in financing activities	(200)	(196)
Cash flow used in operating, investing, and financing activities	(54)	(77)
Effect of translation on foreign currency cash	(1)	4
Decrease in cash and cash equivalents	(55)	(73)
Cash and cash equivalents, beginning of period	703	411
Cash and cash equivalents, end of period	648	338
Cash income taxes paid	12	12
Cash interest paid	51	39
See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on May 12, 2021.

B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements for further details. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

Change in Estimates
Defined benefit obligation
The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. As a result of increases in discount rates, largely driven by increases in market benchmark rates, the defined benefit obligation decreased to $233 million as at March 31, 2021 from $282 million as at Dec. 31, 2020.

2. Significant Accounting Policies
A. Current Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Corporation’s annual consolidated financial statements for the year ended Dec. 31, 2020, except for the adoption of new standards effective as of Jan. 1, 2021 and the early adoption of standards, interpretations or amendments that have been issued but are not yet effective.

I. Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
Effective Jan. 1, 2021, the Corporation early adopted amendments to IAS 16 Property plant and equipment (“IAS 16 Amendments”), in advance of its mandatory effective date of Jan. 1, 2022. The Corporation adopted the IAS 16 Amendments retroactively. No cumulative effect of initially applying the guidance arose. The IAS 16 Amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in a manner intended

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements

by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. No adjustments resulted from early adopting the amendment.

II. IFRS 7 Financial Instruments: Disclosures — Interest Rate Benchmark Reform
London Interbank Offered Rate ("LIBOR") is scheduled to be phased out as an interest rate index readily used by corporations for financial instruments by the end of 2021. The IASB issued Interest Rate Benchmark Reform — Phase 2 in August 2020, which amends IFRS 9 Financial Instruments, IAS 39 Financial instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments were effective Jan. 1, 2021, and were adopted by the Corporation on Jan. 1, 2021.

The credit facility references US LIBOR for US-dollar drawings and the Canadian Dollar Offered Rate for Canadian drawings, and includes appropriate fallback language to replace these benchmark rates if a benchmark transition event were to occur. There was no financial impact upon adoption. As at March 31, 2021, there were no drawings under the credit facility. The Corporation is monitoring the reform and does not expect any material impact.

B. Future Accounting Policy Changes
Amendments to IAS 1 Presentation of Financial Statements: Material Accounting Policies
On Feb. 12, 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments are effective for annual periods beginning on or after Jan. 1, 2023, but the Corporation plans to early adopt these amendments for the 2021 annual financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

3. Significant and Subsequent Events
A. Sarnia Cogeneration Facility Contract Extension
On May 12, 2021, the Corporation executed an Amended and Restated Energy Supply Agreement with one of its large industrial customers at the Sarnia cogeneration facility which provides for the supply of electricity and steam. This agreement will extend the term of the original agreement from Dec. 31, 2022 to Dec. 31, 2032. However, if the Corporation is unable to enter into a new contract with the Ontario Independent Electricity System Operator (“IESO”) or enter into agreements with its other industrial customers at the Sarnia cogeneration facility that extend past Dec. 31, 2025, then this agreement will automatically terminate on Dec. 31, 2025. The current contract with the IESO in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. The Corporation is in active discussions with the three other existing industrial off-takers regarding extensions to their supply of electricity and steam from the Sarnia cogeneration facility on comparable terms.

B. Garden Plain Wind Project
On May 3, 2021, the Corporation announced that it entered into a long-term power purchase agreement ("PPA") with Pembina Pipeline Corporation ("Pembina") pursuant to which Pembina has contracted for the renewable electricity and environmental credits of 100 MWs of the 130 MW Garden Plain wind project ("Garden Plain"). Under this 18-year agreement, Pembina has the option to purchase a 37.7 per cent interest in the project (49 per cent of the power purchase agreement). The option must be exercised no later than 30 days after commercial operational date. TransAlta would remain the operator of the facility and earn a service fee if Pembina exercises this option. Garden Plain will be located approximately 30 km north of Hanna, Alberta. Construction activities are scheduled to start in fall 2021 with completion of the project expected in the second half of 2022. Total construction capital of the project is estimated at approximately $195 million.

C. Mangrove Claim
On April 23, 2019, The Mangrove Partners Master Fund Ltd. ("Mangrove") commenced an action in the Ontario Superior Court of Justice naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada) as defendants. Mangrove was seeking to set aside the 2019 Brookfield transaction. The parties reached a confidential settlement and the action was discontinued in the Ontario Superior Court of Justice on April 30, 2021.

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements

D. Keephills 1 Superheater Force Majeure
Keephills Unit 1 was taken offline from March 17, 2015 to May 17, 2015 as a result of a large leak in the secondary superheater. TransAlta claimed force majeure under the PPA. ENMAX Energy Corporation, the purchaser under the PPA at the time, did not dispute the force majeure but the Balancing Pool attempted to do so, seeking to recover $12 million in capacity payment charges it paid to TransAlta while the unit was offline. The parties reached a confidential settlement on April 21, 2021 and this matter is now resolved.

E. TransAlta Renewables Acquisitions
The Corporation completed the sale of its 100 per cent direct interest in the 207 MW Windrise wind project ("Windrise") to TransAlta Renewables Inc. ("TransAlta Renewables"), a subsidiary of the Corporation, on Feb. 26, 2021 for $213 million. The remaining construction costs for Windrise will be paid by TransAlta Renewables. Windrise is expected to commence commercial operation in the second half of 2021.

On April 1, 2021, the Corporation also completed the sale of its 100 per cent economic interest in the 29 MW Ada cogeneration facility ("Ada") and its 49 per cent economic interest in the 137 MW Skookumchuck wind facility ("Skookumchuck") to TransAlta Renewables for $43 million and $103 million, respectively. Both facilities are fully operational. Pursuant to the transaction, a TransAlta subsidiary owns Ada and Skookumchuck directly and has issued to TransAlta Renewables tracking preferred shares reflecting its economic interest in the facilities. The Ada cogeneration facility is under a PPA until 2026. The Skookumchuck wind facility is contracted under a PPA until 2040 with an investment grade counterparty.

F. Normal Course Issuer Bid
On May 26, 2020, The Corporation announced that the TSX accepted the notice filed by the Corporation to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. During the three months ended March 31, 2021, no common share were purchased and cancelled under the NCIB. For the three months ended March 31, 2020, the Corporation purchased and cancelled a total of 1,297,000 common shares at an average price of $6.73 per common share, for a total cost of $9 million.

G. Global Pandemic
The World Health Organization declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

All of our facilities continue to remain fully operational and capable of meeting our customers' needs. The Corporation continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

The Corporation continues to maintain a strong financial position due in part to the long-term contracts and hedged positions. At the end of the first quarter, we had access to $2.1 billion in liquidity including $648 million in cash and cash equivalents.

F8 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

4. Revenue
A. Disaggregation of Revenue
The majority of the Corporation's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities, and from asset optimization activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended March 31, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other	—	63	64	29	6	2	—	—	164
Environmental credits	—	5	—	—	—	—	—	—	5
Revenue from contracts with customers	—	68	64	29	6	2	—	—	169
Revenue from leases(1)	—	—	5	—	—	—	—	—	5
Revenue from derivatives and other trading activities(2)	—	(4)	1	—	(41)	50	61	1	68
Merchant revenue and other	89	22	4	2	241	42	—	—	400
Total revenue	89	86	74	31	206	94	61	1	642

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	5	—	—	4	2	—	—	11
Over time	—	63	64	29	2	—	—	—	158
Total revenue from contracts with customers	—	68	64	29	6	2	—	—	169
(1) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(2) Represents realized and unrealized gains or losses from hedging positions.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements

3 months ended March 31, 2020	Hydro	Wind and Solar	North American Gas(1)	Australian Gas	Alberta Thermal(2)	Centralia(2)	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(3)	36	61	44	21	77	4	—	—	243
Environmental credits(4)	—	8	—	—	—	—	—	(5)	3
Total revenue from contracts with customers	36	69	44	21	77	4	—	(5)	246
Revenue from leases(5)	—	—	4	15	13	—	—	—	32
Revenue from derivatives and other trading activities	—	11	1	—	2	99	28	2	143
Merchant revenue and other	2	25	2	3	114	39	—	—	185
Total revenue	38	105	51	39	206	142	28	(3)	606

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	4	—	—	5	4	—	—	13
Over time	36	65	44	21	72	—	—	(5)	233
Total revenue from contracts with customers	36	69	44	21	77	4	—	(5)	246
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020.
(2) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(3) Certain contract balances within the Wind and Solar segment and North American Gas Segments have been reclassified from revenue from contracts with customers to revenue from other or revenue from leases.
(4) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(5) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.

5. Expenses by Nature
Fuel and purchased power and operations, maintenance and administrative ("OM&A") expenses classified by nature are as follows:

	3 months ended March 31
	2021		2020
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs(1)	58	—	40	—
Coal fuel costs(1)(2)	46	—	69	—
Royalty, land lease, other direct costs	5	—	5	—
Purchased power	69	—	39	—
Mine depreciation(2)	55	—	28	—
Salaries and benefits	10	46	12	67
Other operating expenses	—	59	—	61
Total	243	105	193	128
(1) In the first quarter of 2021, fuel costs have been split to show gas and coal fuel costs separately within the above table and carbon compliance costs have been reclassified from fuel and purchased power to a separate line called carbon compliance costs on the condensed consolidated statements of earnings (loss). Prior periods have been adjusted to reflect these reclassifications.
(2) Included in coal fuel costs and mine depreciation is $25 million related to impairment of coal inventory which was recorded in the first quarter of 2021.

TRANSALTA CORPORATION F10

Notes to Condensed Consolidated Financial Statements

6. Asset Impairment Charges and Reversals

	3 months ended March 31
	2021	2020
PP&E impairment - Kaybob Cogeneration Project	27	—
Intangible asset impairment - Coal Rights(1)	14	—
Changes in decommissioning and restoration provisions for retired assets(2)	(12)	(41)
Asset impairment (reversal)	29	(41)
(1) Impaired to nil as no future coal will be extracted from this area of the mine.
(2) Change primarily due to increases in discount rates. On average, excluding short term rate decreases for retirements in the next 5 years, these discount rates increased by approximately 0.2 to 0.4 per cent with rates ranging from 3.6 per cent to 7.2 percent (Dec. 31, 2020 - range of 3.6 per cent to 6.9 percent).

Kaybob Cogeneration Project
Energy Transfer Canada, formerly SemCAMS Midstream ULC ("ET Canada") purported to terminate the agreements related to the development and construction of the Kaybob Cogeneration Project. As a result, during the first quarter of 2021, the Corporation recorded an impairment of $27 million in the Corporate segment as this facility was not yet operational. The recoverable amount was based on estimated fair value less costs of disposal of reselling the equipment purchased to date. TransAlta has commenced an arbitration seeking compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the Agreements were lawfully terminated. Please refer to Note 18 for further details.

7. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended March 31
	2021	2020
Interest on debt	40	43
Interest on exchangeable securities	14	7
Interest income	(3)	(3)
Capitalized interest	(5)	(1)
Interest on lease liabilities	2	2
Credit facility fees, bank charges and other interest	4	4
Tax shield on tax equity financing	1	—
Other	3	1
Accretion of provisions	7	9
Net interest expense	63	62

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements

8. Income Taxes
The components of income tax expense are as follows:

	3 months ended March 31
	2021	2020
Current income tax expense	23	9
Deferred income tax recovery related to the origination and reversal of temporary differences	(19)	(10)
Deferred income tax expense arising from the writedown of deferred income tax assets(1)	16	3
Income tax expense	20	2

	3 months ended March 31
	2021	2020
Current income tax expense	23	9
Deferred income tax recovery	(3)	(7)
Income tax expense	20	2
(1) During the three months ended March 31, 2021, the Corporation recorded a writedown on deferred tax assets of $16 million (March 31, 2020 - $3 million write down). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. The Corporation wrote these assets off as it is not considered probable that sufficient future taxable income will be available from the Corporation’s directly owned US operations to utilize the underlying tax losses.

9. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.

	3 months ended March 31
	2021	2020
Net earnings
TransAlta Cogeneration L.P.	12	3
TransAlta Renewables	19	4
	31	7

Total comprehensive income (loss)
TransAlta Cogeneration L.P.	12	3
TransAlta Renewables	(22)	22
	(10)	25

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	12	1
TransAlta Renewables	25	18
	37	19

As at	March 31, 2021	Dec. 31, 2020
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	137	136
TransAlta Renewables	900	948
	1,037	1,084
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.9	39.9

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements

10. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Corporation determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Corporation’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. For additional information, refer to Note 15 of the 2020 audited annual consolidated financial statements.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatility and correlations, delivery volumes, escalation rates and cost of supply.

As at	March 31, 2021
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	517	+31 -52	Long-term price forecast	Illiquid future power prices (per MWh)	US$26 to US$29	Price decrease of US$3 or price increase of US$5
Coal transportation - US	(19)	+2 -4	Numerical derivation valuation	Illiquid future power prices (per MWh)	US$26 to US$29	Price decrease of US$3 or price increase of US$5
				Volatility	21% to 43%	80% to 120%
				Rail rate escalation	$21 to $24	zero to 4%
Full requirements - Eastern US	—	+4 -4	Historical bootstrap	Volume		95% to 105%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(25)	+22 -21	Long-term price forecast	Illiquid future power prices (per MWh)	US$35 to US$51	Price increase or decrease of US$6
				Illiquid future REC prices (per unit)	US$2 to US$16	Price decrease of US$3 or price increase of US$2
Others	(3)	+3 -4

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements

As at	Dec. 31, 2020
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	598	+35 -59	Long-term price forecast	Illiquid future power prices (per MWh)	US$24 to US$32	Price decrease of US$3 or a price increase of US$5
Coal transportation - US	(16)	+3 -5	Numerical derivative valuation	Illiquid future power prices (per MWh)	US$24 to US$32	Price decrease of US$3 or a price increase of US$5
				Volatility	15% to 40%	80% to 120%
				Rail rate escalation	US$21 to US$24	zero to 4%
Full requirements - Eastern US	11	+3 -3	Historical bootstrap	Volume		95% to 105%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(29)	+22 -22	Long-term price forecast	Illiquid future power prices (per MWh)	US$35 to US$52	Price increase or decrease of US$6
				Illiquid future REC prices (per unit)	US$11	Price increase or decrease of US$1
Others	(4)	+5 -5
i. Long-Term Power Sale – US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
The contract is denominated in US dollars. With the weakening of the US dollar relative to the Canadian dollar from Dec. 31, 2020 to March 31, 2021, the base fair value and the sensitivity values have decreased by approximately $6 million and $1 million, respectively.
ii. Coal Transportation - US
The Corporation has a coal rail transport agreement that includes an upside sharing mechanism to the benefit of the supplier, with a contract start date of Jan. 1, 2021, and extending until Dec. 31, 2025. Option pricing techniques have been utilized to value the obligation associated with this component of the deal.

iii. Full Requirements – Eastern US
The Corporation has a portfolio of full requirement service contracts, whereby the Corporation agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits and independent system operator costs.

iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind facility, the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. Commercial operation of the facility was achieved in December 2019, with the contract commencing on July 1, 2019, and extending for 15 years after the commercial operation date. The contract is accounted for at fair value through profit or loss.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements

Commodity risk management assets and liabilities classified by fair value levels as at March 31, 2021, are as follows: Level I - $1 million net liability (Dec. 31, 2020 – $13 million net liability), Level II – nil (Dec. 31, 2020 – $27 million net liability) and Level III – $485 million net asset (Dec. 31, 2020 – $582 million net asset).

Significant changes in commodity net risk management assets and liabilities during the three months ended March 31, 2021, are primarily attributable to unfavourable market prices and contract settlements.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification level during the three months ended March 31, 2021 and 2020, respectively:

	3 months ended March 31, 2021			3 months ended March 31, 2020
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	573	9	582	678	8	686
Changes attributable to:
Market price changes on existing contracts	(42)	(17)	(59)	18	22	40
Market price changes on new contracts	—	(7)	(7)	—	5	5
Contracts settled	(30)	5	(25)	(23)	—	(23)
Change in foreign exchange rates	(6)	—	(6)	57	(1)	56
Net risk management assets (liabilities), end of period	495	(10)	485	730	34	764
Additional Level III information:
Gains (losses) recognized in other comprehensive income	(48)	—	(48)	75	—	75
Total gains (losses) included in earnings before income taxes	30	(24)	6	23	26	49
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	(19)	(19)	—	26	26

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $9 million as at March 31, 2021 (Dec. 31, 2020 – $12 million net liability) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the three months ended March 31, 2021, are primarily attributable to favourable changes in interest and foreign exchange rates.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value(1)
Exchangeable securities - March 31, 2021	—	774	—	774	731
Long-term debt - March 31, 2021	—	3,188	—	3,188	3,076

Exchangeable securities - Dec. 31, 2020	—	769	—	769	730
Long-term debt - Dec. 31, 2020	—	3,480	—	3,480	3,227
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable recorded in other assets and the finance lease receivables approximate the carrying amounts.

C. Inception Gains and Losses
The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. For derivatives that extend beyond the time period for which exchange-based quotes are available, the fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 10 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “Transaction Price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the condensed consolidated statements of financial position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the Transaction Price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	3 months ended March 31
	2021	2020
Unamortized net gain (loss) at beginning of period	(33)	9
New inception gains	2	2
Amortization recorded in net earnings during the period	(4)	(4)
Unamortized net gain (loss) at end of period(1)	(35)	7
(1) In the third quarter of 2020, the net inception gain on the long-term fixed price power sale contract in the US changed to a loss position based on the day 1 forward price curve at inception of the contract.

11. Risk Management Activities
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation's earnings and the value of associated financial instruments that the Corporation holds. The Corporation's risk management strategy, policies and controls are designed to ensure that the risk it assumes comply with the Corporation's internal objectives and its risk tolerance. For additional information on the Corporation's Risk Management Activities refer to Note 16 of the 2020 audited annual consolidated financial statements.

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at March 31, 2021
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	65	—	65
Long-term	429	(10)	419
Net commodity risk management assets (liabilities)	494	(10)	484
Other
Current	8	(2)	6
Long-term	—	3	3
Net other risk management assets	8	1	9

Total net risk management assets (liabilities)	502	(9)	493

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements

As at Dec. 31, 2020
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	101	(11)	90
Long-term	471	(19)	452
Net commodity risk management assets (liabilities)	572	(30)	542
Other
Current	(9)	(4)	(13)
Long-term	—	1	1
Net other risk management liabilities	(9)	(3)	(12)

Total net risk management assets (liabilities)	563	(33)	530

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

i. Commodity Price Risk Management – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at March 31, 2021, associated with the Corporation’s proprietary trading activities was $1 million (Dec. 31, 2020 - $1 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. VaR at March 31, 2021, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $17 million (Dec. 31, 2020 - $12 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at March 31, 2021, associated with these transactions was $9 million (Dec. 31, 2020 - $15 million).
II. Credit Risk
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at March 31, 2021:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	90	10	100	568
Long-term finance lease receivable	100	—	100	215
Risk management assets(1)	95	5	100	649
Loan receivable(2)	—	100	100	52
Total				1,484

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) The counterparty has no external credit rating.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at March 31, 2021, was $16 million (Dec. 31, 2020 - $22 million). TransAlta has implemented additional monitoring and risk mitigation measures to address the on-going impacts from the COVID-19 pandemic.

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements

III. Liquidity Risk

TransAlta continues to be in a strong financial position with no liquidity issues. The Corporation has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt repayment is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.
Liquidity risk relates to the Corporation’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Corporation’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2021	2022	2023	2024	2025	2026 and thereafter	Total
Accounts payable and accrued liabilities	625	—	—	—	—	—	625
Long-term debt(1)	77	620	163	118	135	1,998	3,111
Exchangeable securities(2)	—	—	—	—	750	—	750
Commodity risk management assets	(44)	(82)	(128)	(129)	(99)	(2)	(484)
Other risk management assets	(6)	—	(1)	(2)	—	—	(9)
Lease liabilities(3)	6	(5)	6	5	5	113	130
Interest on long-term debt and lease obligations(4)	123	156	124	118	112	878	1,511
Interest on exchangeable securities(2,4)	39	53	53	53	—	—	198
Dividends payable	37	—	—	—	—	—	37
Total	857	742	217	163	903	2,987	5,869
(1) Excludes impact of hedge accounting and derivatives.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. Refer to Note 15 for further details.
(3) Lease liabilities include a lease incentive of $13 million, expected to be received in 2022.
(4) Not recognized as a financial liability on the condensed consolidated statements of financial position.

C. Collateral and Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at March 31, 2021, the Corporation had posted collateral of $176 million (Dec. 31, 2020 – $163 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk contingent features, which if triggered could result in the Corporation having to post an additional $117 million (Dec. 31, 2020 – $85 million) of collateral to its counterparties.

12. Inventory
The cost of coal from the Highvale mine continues to increase as a result of the Corporation's decision to convert coal fired facilities to natural gas. The cost of coal is not expected to be recovered based on current power pricing. For the three months ended March 31, 2021, the Corporation recorded a $25 million write-down on its internally produced coal inventory to its net realizable value, of which $17 million relates to increased depreciation from the accelerated closure of the mine.

The components of inventory are as follows:

As at	March 31, 2021	Dec. 31, 2020
Parts and materials	108	107
Coal	69	83
Deferred stripping costs	4	8
Natural gas	1	2
Purchased emission credits	34	38
Total	216	238

TRANSALTA CORPORATION F18

Carbon compliance costs are regulated costs that the business incurs as a result of greenhouse gases emission generated from our operating units. TransAlta’s exposure to carbon compliance costs is mitigated through the use of eligible emission credits generated from the Corporation’s Wind and Solar and Hydro segments, as well as, purchasing emission credits from the market at prices lower than the regulated compliance price of carbon. Emission credits generated from our Alberta business have no recorded book value but are expected to be used to offset emission obligations from our Alberta Thermal and North American Gas segments in the future when the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance. At March 31, 2021, we currently hold 1,340,096 credits of inventory purchased externally with a recorded book value of $34 million (Dec. 31, 2020 — 1,434,761 credits with a recorded book value of $38 million). The Corporation has approximately 762,963 (Dec. 31, 2020 — 502,653) of internally generated eligible emission credits with no recorded book value.

13. Property, Plant and Equipment
During the three months ended March 31, 2021, the Corporation had additions of $98 million. The additions mainly related to assets under construction for the Windrise wind project, boiler conversions, Sundance Unit 5 repowering project and other planned major maintenance expenditures. During the three months ended March 31, 2020, the Corporation had additions of $72 million mainly relating to assets under construction for the conversion of coal fired facilities to gas, the Windrise wind facility, the Kaybob cogeneration facility, land and planned major maintenance expenditures.

As at March 31, 2021, there was a substantial decrease in the decommissioning provision resulting from an increase in discount rate changes, largely driven by increases in market benchmark rates. This resulted in a decrease in the related assets included in property, plant and equipment by $35 million.

14. Credit Facilities, Long-Term Debt and Lease Liabilities

The amounts outstanding are as follows:

As at	March 31, 2021			Dec. 31, 2020
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	—	—	—%	114	114	2.7%
Debentures	250	251	7.1%	249	251	7.1%
Senior notes(3)	877	884	5.4%	886	894	5.4%
Non-recourse(4)	1,813	1,833	4.1%	1,837	1,858	4.1%
Other(5)	136	143	7.1%	141	147	7.1%
	3,076	3,111		3,227	3,264
Lease liabilities	130			134
	3,206			3,361
Less: current portion of long-term debt	(103)			(97)
Less: current portion of lease liabilities	(8)			(8)
Total current long-term debt and lease liabilities	(111)			(105)
Total credit facilities, long-term debt and lease liabilities	3,095			3,256

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at March 31, 2021 - US$700 million (Dec. 31, 2020 - US$700 million).
(4) Includes AU$800 million (Dec 31, 2020 - AU$800 million) senior secured note offering by TEC Hedland Pty Ltd., a subsidiary of the Corporation.
(5) Includes US$109 million at March 31, 2021 (Dec. 31, 2020 - US$110 million) of tax equity financing.

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements

The Corporation has $2.0 billion of committed syndicated credit facilities, of which $1.5 billion was available as at March 31, 2021 (Dec. 31, 2020 – $2.0 billion) including the undrawn letters of credit. On March 30, 2021, the credit facilities were amended to extend to June 30, 2025, of which $1.25 billion has been converted into a facility with a Sustainability Linked Loan ("SLL"). The facility's financing terms will align the cost of borrowing to TransAlta's greenhouse gas emission reduction and gender diversity targets, which are part of the Corporation's overall environment, economic, social and governance, or E2SG. The SLL will have a cumulative pricing adjustment to the borrowing costs on the facilities and a corresponding adjustment to the standby fee (the "Sustainability Adjustment"). Depending on performance against interim targets that have been set for each year of the credit facility term, the Sustainability Adjustment is structured as a two-way mechanic and could move either up, down or remain unchanged for each sustainability performance target based on performance. In addition, the Corporation's committed bilateral credit facilities were also extended to June 30, 2023.
As at March 31, 2021, the Corporation was in compliance with all debt covenants.

15. Exchangeable Securities
A. $750 Million Exchangeable Securities

As at	March 31, 2021			Dec. 31, 2020
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039	331	350	7%	330	350	7%
Exchangeable preferred shares(1)	400	400	7%	400	400	7%
Total Exchangeable Securities	731	750		730	750
(1) Exchangeable preferred share dividends are reported as interest expense.

On May 3, 2021, the Corporation declared a dividend of $7 million in aggregate for the issued and outstanding Cumulative Redeemable Rate Reset First Preferred Share, Series I ("Exchangeable Preferred Shares") at the fixed rate of 1.726 per cent per Share. The dividend is payable May 31, 2021. The Exchangeable Preferred Shares are considered debt for accounting purposes, and as such, dividends are reported as interest expense (Note 7).

B. Option to Exchange

As at	March 31, 2021		Dec. 31, 2020
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	nil -39	—	nil -33

The Corporation entered into an investment agreement whereby Brookfield Renewable Partners or its affiliates (collectively “Brookfield”) agreed to invest $750 million in the Corporation through the purchase of exchangeable securities.

The investment agreement allows Brookfield the Option to Exchange all of the outstanding exchangeable securities into an equity ownership interest of up to a maximum 49 per cent in an entity formed to hold TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates only when it represents a long-term change in the value of the Option to Exchange.

Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in the implied discount rate of the future cash flow of 1 per cent is a reasonably possible change.

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements

16. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended March 31
	2021		2020
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	269.8	2,896	277.0	2,978
Effect of share-based payment plans	—	(2)	—	(4)
Purchased and cancelled under the NCIB	—	—	(1.3)	(14)
Stock options exercised	0.1	—	—	—
Issued and outstanding, end of period	269.9	2,894	275.7	2,960

B. Dividends
On Dec. 23, 2020, the Corporation declared a quarterly dividend of $0.045 per common share, paid on April 1, 2021. On May 3, 2021, the Corporation declared a quarterly dividend of $0.045 per common share, payable on July 1, 2021.
There have been no other transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.

C. Stock Options
On May 4, 2021, the Corporation approved amendments to the Stock Option Plan to reduce the total aggregate number of common shares held in reserve for issuance under this program. The amendments reduce the aggregate total number of shares reserved for issuance to 14,500,000 common shares as at March 31, 2021 (Dec. 31, 2020 - 16,500,000 common shares).

17. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

	March 31, 2021		Dec. 31, 2020
Series	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	10.2	248
Series B	2.4	58	1.8	45
Series C	11.0	269	11.0	269
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942

On March 18, 2021, the Corporation announced that 1,417,338 of its 10.2 million Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares ("Series A Shares") and 871,871 of its 1.8 million Series B Cumulative Redeemable Floating Rate Preferred Shares ("Series B Shares") were tendered for conversion, on a one-for-one basis, into Series B Shares and Series A Shares, respectively after having taken into account all election notices. As a result of the conversion, the Corporation had 9.6 million Series A shares and 2.4 million Series B Shares issued and outstanding as at March 31, 2021.

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements

B. Dividends
The following table summarizes the value of preferred share dividends declared during the three months ended March 31, 2021 and 2020:

		3 months ended March 31
Series	Quarterly amounts per share	2021(1)	2020
A	0.16931	—	2
B(2)	0.13186	—	—
C	0.25169	—	3
E	0.32463	—	3
G	0.31175	—	2
Total for the period		—	10
(1) No dividends were declared in the first quarter of 2021 as the quarterly dividend related to the period covering the first quarter of 2021 was declared in December 2020.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.103 per cent.

On May 3, 2021, the Corporation declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.13108 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, all payable on June 30, 2021.

18. Commitments and Contingencies
A. Commitments
Certain commitments disclosed in the 2020 annual audited financial statements are based on variable pricing. Any material updates to contracts containing variable pricing are discussed below. Please also refer to our 2020 annual audited financial statements for a complete listing of commitments we have incurred either directly or through interests in joint operations.

Natural Gas and Transportation Contracts
These contracts include fixed volume commitments for natural gas. As of March 31, 2021 and Dec. 31, 2020, the Corporation had supply agreements for variable price natural gas commodity contracts for 139 TJ per day until 2034 based on Alberta Energy Company (AECO) pricing. As a result of changes in variable gas pricing, the total commitment for natural gas commodity contracts increased by $308 million to $2.0 billion as at March 31, 2021 (Dec. 31, 2020 - $1.7 billion).

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required. For the current significant outstanding contingencies, refer to Note 36 of the annual audited consolidated financial statements. The changes to these contingencies during the three months ended March 31, 2021 are included below:

I.Transmission Line Loss Rule Proceeding
The Corporation has been participating in a transmission line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the AESO to recalculate loss factors for 2006 to 2016. The first two invoices were received during 2020 for a cumulative amount of $17 million and have been settled. The third and final invoice for $11 million was received in the first quarter of 2021 and will be paid by the payment deadline of May 31, 2021.

II.Kaybob 3 Cogeneration Dispute
The Corporation is engaged in a dispute with Energy Transfer Canada ULC, formerly SemCAMS Midstream ULC (“ET Canada”) as a result of ET Canada’s purported termination of agreements between the parties to develop, construct and operate a 40 MW cogeneration facility at the Kaybob South No. 3 sour gas processing plant. TransAlta has commenced an arbitration seeking full compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the agreements were lawfully terminated. A hearing has not yet been scheduled.

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements

III. FMG Dispute
The Corporation is currently engaged in a dispute with Fortescue Metals Group Ltd. ("FMG") as a result of FMG's purported termination of the South Hedland PPA. TransAlta sued FMG, seeking payments of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force. FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated. The trial for this matter was set to start on May 3, 2021 but on May 2, 2021 the Corporation entered into a conditional settlement with FMG. The trial has been adjourned pending satisfaction of the settlement conditions.

19. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended March 31, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total	Equity accounted investments(1)	IFRS Financials
Revenues	89	91	74	31	206	94	61	1	647	(5)	642
Fuel and purchased power(2)	1	4	24	2	137	74	—	1	243	—	243
Carbon compliance(2)	—	—	7	—	43	—	—	—	50	—	50
Gross margin	88	87	43	29	26	20	61	—	354	(5)	349
Operations, maintenance, and administration	10	13	12	10	30	13	10	8	106	(1)	105
Depreciation and amortization	4	35	12	7	72	15	—	6	151	(2)	149
Asset impairment	—	—	—	—	6	(4)	—	27	29	—	29
Taxes, other than income taxes	1	3	—	—	4	1	—	—	9	—	9
Net other operating income	—	—	—	—	(10)	—	—	—	(10)	—	(10)
Operating income (loss)	73	36	19	12	(76)	(5)	51	(41)	69	(2)	67
Equity income from associate	—	—	—	—	—	—	—	—	—	2	2
Finance lease income	—	—	1	6	—	—	—	—	7	—	7
Net interest expense									(63)	—	(63)
Foreign exchange gain									7	—	7
Gain on sale of assets									1	—	1
Earnings before income taxes									21	—	21

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.
(2) In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements

3 months ended March 31, 2020	Hydro	Wind and Solar	North American Gas(1)	Australian Gas	Alberta Thermal(2)	Centralia(2)	Energy Marketing	Corporate	Total
Revenues	38	105	51	39	206	142	28	(3)	606
Fuel and purchased power(3)	2	5	13	3	105	68	—	(3)	193
Carbon compliance(3)	—	—	1	—	44	—	—	—	45
Gross margin	36	100	37	36	57	74	28	—	368
Operations, maintenance, and administration	9	13	12	7	33	16	9	29	128
Depreciation and amortization	6	33	11	11	67	22	—	6	156
Asset impairment reversal	—	—	—	—	(4)	(37)	—	—	(41)
Taxes, other than income taxes	1	2	1	—	4	1	—	—	9
Net other operating income	—	—	—	—	(10)	—	—	—	(10)
Operating income (loss)	20	52	13	18	(33)	72	19	(35)	126
Finance lease income	—	—	1	—	—	—	—	—	1
Net interest expense									(62)
Foreign exchange loss									(19)
Earnings before income taxes									46
(1) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020.
(2) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(3) In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted.

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the condensed consolidated statements of earnings (loss) and the condensed consolidated statements of cash flows is presented below:

	3 months ended March 31
	2021	2020
Depreciation and amortization expense on the condensed consolidated statements of earnings (loss)	149	156
Depreciation included in fuel and purchased power (Note 5)	55	28
Depreciation and amortization on the condensed consolidated statements of cash flows	204	184

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the annual audited consolidated financial statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the twelve months ended March 31, 2021:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
(0.7) times
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F25